Exhibit 19

BANK7 CORP. INSIDER TRADING POLICY

As adopted by the Board of Directors on August 17, 2023

The Need for a Policy

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Bank7 Corp. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business.  Insider trading violations are pursued vigorously by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 (“Exchange Act”) and similar state authorities, and are punished severely.  While the SEC concentrates its efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

Accordingly, the Company’s board of directors (the “Board”) has adopted this Policy both to satisfy its obligation to prevent insider trading and to protect the Company and the persons covered by this Policy from the severe consequences associated with violations of the insider trading laws.  This Policy is also intended to prevent even the appearance of improper conduct on the part of insiders, such as directors and officers, and employees, as well as certain other persons who may be associated with the Company.  The ethical and business principles that are the foundation of this Policy may be broader than the stringent requirements of federal securities laws.  However, the confidence and trust placed in the people covered by this Policy by the Company and its shareholders are of great value and should be preserved and protected.  The Company is proud of its reputation for integrity and ethical conduct and cannot afford to have that reputation damaged.

Generally, for purposes of this Policy, the term “insider” means all directors, executive officers, employees, and other similar persons.  This Policy regarding insider trading is not designed or intended to discourage the persons covered by this Policy from investing in the Company’s securities; indeed, the Company encourages investment in its shares by its directors, officers and employees, and the directors, officers, and employees of its subsidiaries.

Unless the context requires otherwise, all references to the Company in this Policy include the subsidiaries of the Company.

Administration of the Policy

The Internal Legal Department of the Company will serve as the Compliance Officer for purposes of this Policy, and in his absence, the Chief Operating Officer or another employee designated by the Internal Legal Department will be responsible for the administration of this Policy.  All determinations and interpretations by the Internal Legal Department are final and not subject to further review.  Any questions regarding this Policy should be directed to the Internal Legal Department which may consult with outside counsel to the Company in connection with the administration of this Policy.

Persons Subject to the Policy

You are subject to this Policy if you are a director,1 officer or employee of the Company or any of its subsidiaries.  The Company may also determine that other persons are subject to this Policy, such as contractors or consultants who have access to material nonpublic information.  In addition, if you are subject to this Policy, this Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in the Company’s securities (collectively referred to in this Policy as “Family Members”). This Policy also applies to executors of estates of the foregoing and any entities that you or your Family Members influence or control, including any corporations, partnerships, or trusts (collectively referred to in this Policy as “Controlled Entities”).  You are responsible for the transactions of your Family Members and Controlled Entities and should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.  This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to you or your Family Members.  You should treat all nonpublic information as confidential and proprietary to the Company.  It is inappropriate for a person in possession of nonpublic information to intentionally provide other people with such information or to recommend that they buy or sell company securities based upon that information.  This is called “tipping,” and both the tipper and tippee may have monetary or criminal liability under the law.

The prohibitions in this Policy extend to Internet or other electronic discussions.  With the availability of electronic bulletin boards, chat rooms, and social media, electronic discussions about companies and their business prospects have become common.  Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach.  These forums have the potential to move a stock price significantly and rapidly, yet the information disseminated through such means is often unreliable, and in some cases may be deliberately false.  The SEC has investigated and prosecuted fraudulent schemes involving electronic bulletin board and chat rooms.  You may encounter information about the Company on the Internet that you know or believe is harmful or inaccurate, or other information that you know or believe is true or beneficial for the Company.  Although you may have the natural tendency to deny or confirm such information on an electronic bulletin board, chat room, or social media page, any sort of response, even if it presents accurate information, could be considered improper disclosure and could result in legal liability for you and/or the Company.

Although all persons described above are generally subject to this Policy (the “Covered Persons”), not all sections of this Policy will apply to all Covered Persons.  Specifically, the sections titled “Pre-Clearance Procedures” and “Blackout Periods” apply only to directors and executive officers of the Company and its subsidiaries, and any other persons specifically designated by the Internal Legal Department, together with their respective Family Members and Controlled Entities.

Transactions Subject to the Policy

This Policy applies to transactions in the Company’s securities, including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange- traded put or call options or swaps relating to the Company’s securities (collectively referred to in this Policy as “Company Securities”), except as expressly set forth below.

1 For purposes of this Policy, the term “director” includes any advisory director, board observer or any other person who regularly attends board meetings or has access to materials provided to directors

Transactions Not Subject to this Policy

The following transactions are not subject to this Policy to the extent expressly set forth below:

Stock Option Exercises.  This Policy does not apply to the exercise of stock options issued by the Company; if the exercise price is paid in cash or by means of a “net exercise,” whereby an option holder has elected to have the Company withhold shares subject to an option to cover the exercise price of the options.  In addition, this Policy does not apply to the exercise of a tax withholding right under which an optionholder has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements.  This Policy does apply, however, to the sale of Company Securities acquired upon the exercise of a stock option, as well as to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or any tax withholding obligation.

Restricted Stock Awards.  This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right under which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock.  This Policy does apply, however, to any sale of restricted stock in any public or private transaction.

401(k) Plan.  To the extent that the Company’s 401(k) plan may from time to time permit the acquisition of Company Securities, this Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan under any payroll deduction election.  This Policy does apply, however, to certain elections you may make under the Company’s 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to your Company stock fund.

Company Offerings or Repurchases.  The purchase of Company Securities from the Company, and the sale of Company Securities to the Company, are not subject to this Policy.

Bona Fide Gifts.  Bona fide gifts of Company Securities are not subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell such securities while the insider is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions specified below under the heading “Pre-Clearance Procedures” and has reason to believe that the recipient intends to sell Company Securities during a blackout period.

Mutual Fund Transactions.  Transactions in mutual funds that are invested in Company Securities are not subject to this Policy.

Individual Responsibility

Covered Persons have ethical and legal obligations to maintain the confidentiality of information about the Company and its subsidiaries and not to engage in transactions in Company Securities while in possession of material nonpublic information.  Each Covered Person is responsible for ensuring that he or she complies with this Policy, and that any Family Member or Controlled Entity also complies with this Policy.  In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Internal Legal Department or any other insider does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.  You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

Statement of Policy

It is the policy of the Company that no Covered Person who is aware of material nonpublic information relating to the Company may, directly, or indirectly through any other person or entity:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Not Subject to this Policy” and “Rule 10b5-1 Plans;”

2.	Recommend or in any way influence the purchase or sale of any Company Securities;

3.
Disclose material nonpublic information to persons (a) within the Company whose jobs do not require them to have that information, or (b) outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors, news media, broker-dealers, analysts, investment bankers, investment advisors, institutional investment managers, and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no Covered Person who, in the course of their relationship with the Company, learns of material nonpublic information about a company with which the Company does business, including a customer, vendor, or supplier of the Company, may not trade in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein.  Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy.  The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definition of Material Nonpublic Information

Material Information.  Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities.  Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material.  There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances with the benefit of hindsight.  If you are uncertain whether information is material, you should assume that it is until you obtain guidance from the Internal Legal Department.  While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	annual or quarterly financial results,

•	financial projections,

•	dividend announcements,

•	earnings estimates or changes in previously announced earnings estimates,

•	significant expansion or curtailment of operations,

•	a significant increase or decrease in business,

•	a significant merger or acquisition proposal or agreement,

•	unusual borrowings or securities offerings,

•	liquidity problems or bankruptcy proceedings,

•	significant changes in management,

•	purchases or sales of substantial assets,

•	plans for material changes to the Company’s capital plan,

•	stock splits,

•	new equity or debt offerings,

•	purchases or redemptions of Company Securities,

•	positive or negative developments in outstanding significant litigation,

•	significant litigation exposure due to actual or threatened litigation,

•	regulatory or governmental inquiry or investigation of the Company, its management or employees that could be material to the Company,

•	regulatory violations,

•	any other factors that would cause the Company’s financial results to be substantially different from analyst estimates,

•	the same types of information about a customer or supplier of the Company,

•	major cybersecurity breaches, or

•	any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s or its customer’s earnings or prospects for expansion.

When Information is Considered Public.  Information that has not been disclosed to the public is generally considered to be nonpublic information.  In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated to the marketplace.  Information generally would be considered widely disseminated if it has been disclosed through the newswire services, a broadcast on widely available radio or television programs, publication in a widely-available newspaper, magazine, or news website, or included in public disclosure documents filed with the SEC that are available on the SEC’s website.  By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers, and institutional investors.

Once information is widely disseminated, it is still necessary to allow the investing public sufficient time to absorb the information before the information is considered public.  As a general rule, information should not be considered fully absorbed by the marketplace until the third business day after the day on which the information is released.  If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Thursday.  Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Pre-Clearance Procedures

Directors and executive officers of the Company and its subsidiaries, and any other persons designated by the Internal Legal Department under this Policy as being subject to the pre-clearance procedures, together with their respective Family Members and Controlled Entities, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Internal Legal Department.

A request for pre-clearance should be submitted to the Internal Legal Department at least two business days in advance of the proposed transaction.  The Internal Legal Department is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.  If a person seeks pre-clearance to engage in the transaction and is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction.  Pre-cleared trades must be executed within five business days of receipt of pre-clearance, unless the Internal Legal Department grants an exception.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the Internal Legal Department.  The requestor should also indicate whether he or she has effected any transactions in Company Securities within the past six months.  Pre-clearance of a trade does not constitute legal advice and does not relieve the requestor of his or her legal obligation to refrain from trading while in possession of material nonpublic information.

The requirement for pre-clearance does not apply to those transactions to which this Policy does not apply, as described above under the heading “Transactions Not Subject to this Policy,” or to transactions conducted under approved Rule 10b5-1 plans, as described under the heading “Rule 10b5-1 Plans.”

Blackout Periods

Quarterly Blackout Periods.  The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for Company Securities.  Therefore, to avoid even the appearance of trading while aware of material nonpublic information, directors and executive officers of the Company and its subsidiaries, and any other persons designated by the Internal Legal Department, as well as their respective Family Members and Controlled Entities, generally will not be pre-cleared to conduct any transactions involving Company Securities during a “blackout period” beginning on the 15th day of the last month of each fiscal quarter and ending on the third business day after the date of the public release of the Company’s financial results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the “window period” beginning on the third business day after the public release of the Company’s quarterly financial results and ending on the 14th day of the last month of the next fiscal quarter.

In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Internal Legal Department, designated persons should refrain from trading in Company Securities even sooner than the typical quarterly blackout period described above, in which case the Internal Legal Department may impose an event-specific blackout period.

Event-Specific Blackout Periods.  From time to time, an event may occur that is material to the Company and is known by only a few directors, officers, or employees.  So long as the event remains material and nonpublic, the persons designated by the Internal Legal Department may not trade in Company Securities.  The existence of an event-specific blackout period will not be announced, other than to those who are aware of the event giving rise to the blackout.  Any person made aware of the existence of an event-specific blackout period should not disclose the existence of the blackout to any other person.  The failure of the Internal Legal Department to designate you as a person subject to an event-specific blackout will not relieve you of the obligation not to trade while aware of material nonpublic information.

Pension Fund Blackout Periods.  No director or officer of the Company may trade in Company Securities during any “pension fund blackout period” if that person acquired such securities in connection with his or her role as a director or officer of the Company or its subsidiaries.  A “pension fund blackout period” means any period of more than three consecutive business days during which the ability of not fewer than 50% of the participants or beneficiaries under all individual account plans (as defined under the Employee Retirement Income Security Act of 1974, but excluding a one-participant retirement plan) maintained by the Company to purchase, sell or otherwise acquire or transfer an interest in any equity security of the Company held in such an individual account plan is temporarily suspended by the Company or a fiduciary of the plan, but does not include any period which the SEC exempts from the definition of “blackout period” under Section 306(a) of the Sarbanes-Oxley Act of 2002.

Share Repurchase Plan Announcement Blackout Periods. No director or executive officer subject to Section 16 of the Exchange Act may trade in Company Securities in the four business days before or after the Company’s announcement of the stock repurchase plan or program, or the announcement of an increase in the number or amount of securities to be purchased under an existing plan or program.

Exceptions.  A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company Securities in order to generate cash may, in appropriate circumstances, be permitted to do so even during a blackout period.  Hardship exceptions may be granted only by the Internal Legal Department and must be requested at least two business days in advance of the proposed trade.  A hardship exception may be granted only if the Internal Legal Department concludes that the person does not in fact possess material nonpublic information.  Under no circumstance will a hardship exception be granted during an event-specific blackout period.

The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the heading “Transactions Not Subject to this Policy,” or to transactions conducted under approved Rule 10b5- 1 plans, as described under the heading “Rule 10b5-1 Plans.”

Special and Prohibited Transactions

The Company has determined that there is a heightened legal risk or potential appearance of improper or inappropriate conduct if persons subject to this Policy engage in certain types of transactions.  Therefore, it is the Company’s policy that no Covered Person, should engage in any of the following transactions except to the extent permitted below:

Short-Term Trading.  Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company’s short-term performance instead of the Company’s long-term business objectives.  For these reasons, a Covered Person who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months after the purchase (or vice versa), except with the consent of the Internal Legal Department.

Short Sales.  Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects.  In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance.  For these reasons, short sales of Company Securities by Covered Persons are prohibited.  In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.  (Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions.”)

Publicly-Traded Options.  A transaction in publicly-traded options is, generally speaking, a bet on the short-term movement of Company Securities and therefore may create the appearance that the insider is trading based on material nonpublic information.  Transactions in publicly-traded options may also focus an insider’s attention on short-term performance at the expense of the Company’s long-term objectives.  Accordingly, transactions by Covered Persons in put options, call options or other derivative securities with respect to Company Securities, on an exchange or in any other organized market, are prohibited by this Policy.  Option positions arising from certain types of hedging transactions are governed by the next paragraph below.

Hedging Transactions.  Certain forms of hedging or monetization transactions, such as prepaid variable forwards, equity swaps, collars, and exchange funds, allow an insider to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.  These transactions allow the insider to continue to own the covered securities, but without the full risks and rewards of ownership.  When that occurs, the insider may no longer have the same objectives as the Company’s other shareholders.  Therefore, the Company strongly discourages Covered Persons from engaging in such transactions with respect to Company Securities.  Any Covered Person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the Internal Legal Department.  Any request for pre-clearance of a hedging or similar arrangement must be submitted to the Internal Legal Department at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.

Margin Accounts and Pledged Securities.  Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call.  Because a margin sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, Covered Persons are not permitted to hold Company Securities in a margin account.  Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on a loan while the borrower is aware of material nonpublic information.  As such, Covered Persons are generally discouraged from pledging Company Securities as collateral for a loan.  A Covered Person who wishes to pledge Company Securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities may engage in such a transaction with the prior approval of the Internal Legal Department.  Any Covered Person who wishes to pledge Company Securities as collateral for a loan must submit a request for approval to the Internal Legal Department at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.  Pledges of Company Securities arising from certain types of hedging transactions may also be governed by the paragraph above captioned “Hedging Transactions.”

Standing and Limit Orders.  Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts.  There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when an insider is in possession of material nonpublic information.  The Company therefore discourages placing standing or limit orders on Company Securities.  If a Covered Person subject to this Policy determines he or she must use a standing order or limit order, the terms of the standing or limited order must be disclosed to the Internal Legal Department during the pre- clearance process.

Rule 10b5-1 Plans

Rule 10b5-1 issued under the Exchange Act provides a defense from insider trading liability under Rule 10b-5 issued under the Exchange Act.  To rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meet certain conditions specified in that rule (a “Rule 10b5-1 Plan”).  If the plan meets the requirements of Rule 10b5-1, Company Securities subject to that plan may be purchased or sold without regard to certain insider trading restrictions.  To comply with this Policy, a Rule 10b5-1 Plan must meet the following requirements of Rule 10b5-1, including those listed below:

•	the Rule 10b5-1 Plan must be in the form of a written contract with a reputable securities brokerage firm.

•
if you are an executive officer of the Company, the Rule 10b5-1 Plan must require the brokerage firm to timely report the execution of trades in the Company’s securities to the Internal Legal Department to facilitate your Section 16 reporting obligations.

•
If you are an executive officer, director, or senior management member of the Company, the Rule 10b5-1 Plan may not begin until after the expiration of a cooling-off period ending on the later of (1) 90 days after your adoption of the trading plan or (2) two business days following the disclosure of the Company’s financial results on Form 10-Q or Form 10-K, as applicable, for the fiscal quarter in which the Rule 10b5-1 Plan was adopted, up to a maximum of 120 days.  For all other persons, the Rule 10b5-1 Plan may not begin until after the expiration of a 30-day cooling-off period after the adoption of your Rule 10b5-1 Plan.

•
If you are an executive officer, director, or senior management member of the Company, the Rule 10b5-1 Plan must include a representation certifiying, at the time of the adoption of a new or modified Rule 10b5-1 Plan, that (1) you are not aware of material nonpublic information about the Company or its securities and (2) you are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5.

•	The Rule 10b5-1 Plan must be reviewed and approved in advance by the Internal Legal Department.

•	The Rule 10b5-1 Plan must meet the requirements of Rule 10b5-1 in one of the following ways:

o	Specify the amounts, prices, and dated of future trades;

o	Include a formula, algorithm, or computer program for determining the amounts, prices, and dates of the transactions covered by the Rule 10b5-1 Plan; and

o	Effectively delegate to a third party, who does not have access to any material nonpublic information, all power to determine how, when, or whether to effect transactions under the plan.

•	You may not enter into, modify, or cancel the Rule 10b5-1 Plan when you are in possession of any material nonpublic information or when you are subject to a blackout period.

•	Cancellations or amendments to an effective Rule 10b5-1 Plan must be in writing and approved in advance by the Internal Legal Department.

•
You may not have more than one Rule 10b5-1 Plan outstanding at the same time, except in limited circumstances pursuant to Rule 10b5-1 and subject in all cases to preapproval by the Internal Legal Department.

•	Subject to and in accordance with the terms of Rule 10b5-1, you may not have more than one “single trade” Rule 10b5-1 Plan during any 12-month period.

Transactions effected under a pre-cleared Rule 10b5-1 Plan will not require further pre- clearance at the time of the transaction if the plan specifies the dates, prices, and amounts of the contemplated trades, or establishes a formula for determining the dates, prices, and amounts.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of an insider’s service to the Company.  If an individual is in possession of material nonpublic information when his or her service terminates, neither that individual, nor his or her Family Members or Controlled Entities, may trade in Company Securities until that information has become public or is no longer material.  The pre-clearance procedures described in this Policy, however, will cease to apply to transactions in Company Securities at the time of the insider’s termination of service.

Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in Company Securities, is prohibited by the federal and applicable state laws.  Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and applicable state enforcement authorities, among others.  Punishment for insider trading violations is severe, and could include significant fines and imprisonment.  While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.  In addition, an individual’s failure to comply with this Policy may subject the individual to Company imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law.  A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.  Accordingly, the Company strongly urges all persons covered by this Policy to strictly comply with its terms.

Reporting of Completed Trades

Each director or executive officer (or other person, including, without limitation, key employees, as determined by the Internal Legal Department) who is responsible for complying with the reporting requirements under Section 16 of the Exchange Act must timely complete and deliver to the Internal Legal Department the appropriate forms for filing with the SEC after execution of a reportable transaction.  If such person has completed an acceptable power of attorney, the Internal Legal Department will complete the Section 16 filing, as long as such person has supplied the necessary transaction detail to the Internal Legal Department in a timely manner.  All Section 16 filings must be available on the Company’s website no later than the end of the business day after the filing with the SEC.  Any late or delinquent Section 16 filing must also be publicly reported, by individual, under separate caption, in the Company’s proxy statement for its next annual meeting.

Reporting of Violations

Any Covered Person who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other Covered Person, must report the violation immediately to the Internal Legal Department.  Upon learning of any such violation, the Internal Legal Department, in consultation with the Company’s outside legal counsel, will determine whether the Company should release any material nonpublic information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

Disclosure Requirements

The Company will be required to make certain quarterly disclosures, in accordance with Rule 10b5-1, regarding any adoption, modification, or termination of a Rule 10b5-1 Plan by an executive officer, director, or senior management member of the Company.  Upon the occurrence of such adoption, modification, or termination, such persons are required to promptly furnish the Internal Legal Department information regarding the date of adoption, modification, or termination of the Rule 10b5-1 Plan, the Rule 10b5-1 Plan’s duration, the aggregate number of securities to be sold or purchased under the Rule 10b5-1 Plan, and any other information reasonably required by the Internal Legal Department.

Inquiries

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Internal Legal Department.  However, the ultimate responsibility for adhering to this Policy and avoiding unlawful transactions rests with you.

Delivery of Policy

This Policy will be delivered to all directors, executive officers, employees, and agents of the Company when they begin service to the Company.  In addition, this Policy (or a summary of this Policy) will be circulated periodically.  Each insider of the Company is required to acknowledge that he or she understands and agrees to comply with this Policy.

[End of Insider Trading Policy]